SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a — 16 OR 15d — 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2003

Not Applicable

(Translation of registrant’s name into English)

77 New Oxford Street, London WC1A 1PP

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82

SUMMARISED GROUP PROFIT AND LOSS ACCOUNT FOR THE THREE MONTHS AND YEAR ENDED 31 DECEMBER 2002
Commentary on fourth quarter results
SUMMARISED GROUP BALANCE SHEET
SUMMARISED GROUP CASH FLOW STATEMENT
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS
NOTES
US GAAP RECONCILIATION
CAPACITY AND DEPLOYMENT

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 6 February 2003	By:	/s/ Simon Pearce Name: Simon Pearce Title: Company Secretary

6 February 2003

P&O PRINCESS CRUISES PLC
RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2002

Key points for the quarter *

•	Operating profit before exceptional transaction costs increased by 65% to $51.4 million from $31.2 million in Q4 2001

•	Pre-tax profit before exceptional transaction costs increased by 89% to $32.7 million (Q4 2001: $17.3 million)

•	Earnings per share/ADS before exceptional transaction costs ahead of expectations at 4.5c/$0.18 (Q4 2001: 2.4c/$0.09), an increase of 88%

•	Transaction costs incurred to 31 December 2002 of $54.5m million relating to the proposed combinations with Carnival and previously Royal Caribbean and the break fee of $62.5m paid to Royal Caribbean written off in the quarter. After these exceptional transaction costs, the loss recorded for the quarter was 12.4c/$0.50 per share/ADS

•	Passenger cruise days increased by 15% with occupancy unchanged at 98%

•	Like for like increase in net revenue yields of 3% with favourable exchange rates increasing this to 6% on an absolute basis

•	Underlying unit costs reduced by 4%, with exchange rate movements and higher fuel prices giving an increase of 2% on an absolute basis

*	comparisons are with the fourth quarter of 2001

Key points for the year

•	Operating profit before exceptional transaction costs increased by 15% to $415.7 million (2001: $361.3 million) despite the disruption to bookings following the events of 11 September that impacted the results for the first three quarters of the year

•	Earnings per share/ADS before exceptional transaction costs of 47.1c/$1.88 (2001 before exceptional tax items: 41.3c/$1.65), an increase of 14%. After exceptional transaction costs, earnings per share/ADS were 30.2c/$1.21

•	13% growth in passenger cruise days, net yields down 4% on a like for like basis, and an underlying unit cost reduction of 8%, compared with 2001

2003 Outlook

•	In North America, the pace of bookings for Princess has accelerated into the “wave period”, but the acceleration has not been at the rate normally experienced. We believe that this is a reflection of the current geopolitical and economic uncertainties

•	With first quarter sailings almost fully booked, the most significant immediate impact of this current booking trend is on second quarter sailings. The early part of Princess’ European season has been particularly affected. Forward bookings for third quarter sailings have been less affected with the Alaska summer trade performing well

•	Princess’ current cumulative booking position compares favourably to the position a year ago on both the proportion of capacity booked and prices achieved

•	In the U.K., whilst cumulative bookings for the P&O Cruises brand are ahead of the position a year ago, the increase is not as much as the increase in capacity. Some modest dilution in yields is to be expected. Bookings for the new Ocean Village brand have good momentum

•	The rapid expansion in Germany is putting pressure on yields and occupancy, particularly for the winter

•	First quarter yields forecast to be up 1-2% on a like for like basis, with favourable exchange rates taking this to 6-7% on an absolute basis

•	Continued underlying unit cost reductions of 1-2% anticipated, but upward pressure on reported costs from fuel prices and exchange movements

•	We expect to receive $75 million of net insurance proceeds and contract damages in respect of the reduced trading days in 2003 due to the delayed deliveries of Diamond Princess and Island Princess

•	The Carnival transaction is proceeding on track

Peter Ratcliffe, Chief Executive Officer of P&O Princess Cruises, commented:

“I am pleased that we have been able to increase our 2002 profits by 15% for what is expected to be the last set of results we publish before we consummate our combination with Carnival.

Whilst clearly the wider economic and political environment makes us somewhat cautious, we continue to be impressed by the resilience of our business. We are well positioned as we move into 2003 and look forward to continuing success.”

For further information contact:

P&O Princess Cruises plc
Caroline Keppel-Palmer	+44 20 7805 1214 +44 7730 732015
Brunswick
Sophie Fitton	+44 207 404 5959

Analyst conference call

We are holding a conference call for U.K. and European analysts and investors at 09.00 London time and one for US analysts and investors at 14.30 London time. An audio webcast will be available on our website at www.poprincesscruises.com. Below are details of the dial in numbers:

09.00	Dial in number:		+44 (0) 20 8 515 2302
	Replay number		+44 (0) 208 797 2499 (pin — 867742#)
14.30	Dial in number Dial in number Replay number	(UK) (US) (UK) (US)	+ 44 (0) 20 8901 6901 1 800 257 7063 +44 (0) 208 797 2499 (pin — 867744#) +1 303 590 3000 (pin — 523724#)

About P&O Princess Cruises plc

P&O Princess Cruises plc is a leading international cruise companies with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Ocean Village and Swan Hellenic in the U.K.; AIDA and A’ROSA in Germany and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 20 ships and two river boats offering 33,100 berths is set to grow in the next two years with five new ocean cruise ships and two new river boats on order.

P&O Princess Cruises has approximately 20,000 employees worldwide and in 2002 generated revenue of over $2.5 billion. Headquartered in London, P&O Princess Cruises’ ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol “POC”).

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney (“Schroder Salomon Smith Barney”) and Credit Suisse First Boston (Europe) Limited are acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the matters referred to herein.

Certain statements contained in this announcement are “forward-looking statements’’ that involve risks, uncertainties and assumptions with respect to P&O Princess and its subsidiaries, including certain statements concerning the dual listed company combination with Carnival Corporation, profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are part of the U.S. Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like “will’’, “may’’, “believes’’, “expects’’, “anticipates’’, “plans’’ and “estimates’’ and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause P&O Princess’ actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, regulatory and shareholder approvals, achievement of planned synergies and/or the expected benefits of the DLC combination with Carnival, risks associated with the DLC structure, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax environment and other regulatory regimes under which each company operates, capital expenditures, and factors impacting each of P&O Princess’ international operations. In addition, the paragraph entitled “Risk Factors’’ in P&O Princess’ Annual Report on Form 20-F filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of the company’s forward-looking statements and/or adversely affect its business, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

“Schroder” is a trademark of Schroder Holdings PLC and is used under licence by Salomon Brothers International Limited.

SUMMARISED GROUP PROFIT AND LOSS ACCOUNT
FOR THE THREE MONTHS AND YEAR ENDED 31 DECEMBER 2002

	Three months to 31 December		Twelve months to 31 December

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Audited)	(Audited)
				Restated
				note 6
US$ million
Turnover (gross revenue)	570.6	485.3	2,526.8	2,451.0

Direct operating costs	(380.9)	(331.8)	(1,576.6)	(1,584.1)
Selling and administrative expenses before exceptional transaction costs	(92.7)	(85.7)	(360.6)	(357.5)
Exceptional transaction costs	(117.0)	—	(117.0)	—

	(209.7)	(85.7)	(477.6)	(357.5)
Depreciation and amortisation	(45.6)	(36.6)	(173.9)	(148.1)
	(636.2)	(454.1)	(2,228.1)	(2,089.7)

Group operating (loss)/profit	(65.6)	31.2	298.7	361.3
Share of operating results of joint ventures	(0.2)	(0.2)	—	0.1

Total operating (loss)/profit	(65.8)	31.0	298.7	361.4
Profit/(loss) on sale of fixed assets	—	—	1.2	(1.9)

(Loss)/profit before interest	(65.8)	31.0	299.9	359.5
Net interest and similar items (note 2)	(18.5)	(13.7)	(74.0)	(58.0)

(Loss)/profit before taxation	(84.3)	17.3	225.9	301.5
Taxation	(1.6)	(0.9)	(17.1)	81.7

(Loss)/profit after taxation	(85.9)	16.4	208.8	383.2
Equity minority interests	0.1	(0.1)	—	(0.1)

(Loss)/profit for the period/year	(85.8)	16.3	208.8	383.1

Basic (loss)/earnings per share	(12.4c )	2.4c	30.2c	55.4c
Diluted (loss)/earnings per share	(12.4c )	2.3c	30.0c	55.1c
Adjusted earnings per share	4.5c	2.4c	47.1c	41.3c
Adjusted diluted earnings per share	4.5c	2.3c	46.8c	41.1c
Dividend per share	3.0c	3.0c	12.0c	12.0c
Weighted average number of shares in issue (millions)
- Basic	692.7	691.5	692.4	691.5
- Diluted	696.8	692.1	695.6	694.8

	Three months to 31 December		Year to 31 December

	2002	2001	2002	2001

Operating statistics
Passenger cruise days (thousands)
North America	1,584	1,583	6,769	6,205
Europe and Australia	1,147	786	3,901	3,260

Total	2,731	2,369	10,670	9,465

Occupancy
North America	101.0%	98.2%	102.0%	100.5%
Europe and Australia	93.5%	98.9%	96.6%	99.0%

Total	97.9%	98.4%	100.0%	100.0%

Like-for-like change in net revenue yields	3%		(4)%

Like for like is defined as movements in net revenue yields after adjusting for changes in exchange rates.

Net revenue is defined as gross revenue (turnover) from the sale of cruises and on board revenue less the cost of sales (primarily travel agent commissions) and the flight component of a fly-cruise.

Occupancy is calculated by dividing the achieved pcds by the offered pcds. Since the former includes upper berths whereas the latter includes only lower berths, the occupancy can exceed 100%.

Passenger cruise days (pcds) means the number of passengers who could be carried on board (defined by lower berth capacity) multiplied by the available cruise days. Cruises that begin in one accounting period and end in another have their pcds apportioned accordingly; the financial results are treated similarly. Figures include all ocean going vessels and riverboats operated by the Group.

Underlying unit cost movements are defined as movements in the total of unit vessel operating costs and unit selling and administrative expenses after adjusting for changes in exchange rates, fuel prices and certain one-off costs (separately identified in the relevant announcement). Vessel operating costs and selling and administrative expenses broadly represent the difference between total net revenues and EBITDA (earnings before interest, tax, depreciation and amortisation).

Commentary on fourth quarter results

Passenger cruise days in the quarter were 15% higher than in the fourth quarter of 2001. In North America, Princess’ passenger cruise days were largely unchanged with the introduction of Star Princess in the first quarter offsetting the effects of transferring Crown Princess to A’ROSA in the second quarter and Ocean Princess to P&O Cruises during the fourth quarter. For Europe and Australia, passenger cruise days increased by 46%, with growth in each of Germany, the U.K. and Australia. In Germany, AIDAvita and A’ROSA Blu (formerly Crown Princess) sailed throughout the fourth quarter, having been introduced earlier in the year, with some offset from the ending of the charter of Arkona earlier in the year. In the U.K., the P&O Cruises brand grew with the replacement of Victoria by the larger Oceana (formerly Ocean Princess) during the fourth quarter. In Australia, the new premium product on Pacific Princess was introduced during the quarter. For the fleet as a whole, occupancy for the quarter was 97.9%, against 98.4% in the fourth quarter of 2001.

Net revenue yields, including onboard revenue, were 3% higher on a like-for-like basis than for the fourth quarter in 2001 which was impacted by the disruption to bookings following the events of 11 September 2001. The increase in yields was attributable to Princess, offset by lower yields in Germany due to the significant expansion in that market. Favourable exchange rates contributed another 3% to yields to give an absolute increase over the fourth quarter of 2001 of 6%.

Gross revenues for the quarter increased by 18% to $570.6 million, reflecting the increase in passenger cruise days and the increase in yields, together with a favourable exchange rate movement.

Underlying units costs were 4% lower than in the fourth quarter of 2001. Offsetting this underlying improvement were higher fuel prices and exchange movements, which resulted in an absolute increase in the aggregate of unit vessel operating costs and selling and administrative expenses of 2%.

The proposed Dual Listed Company (DLC) transaction with Carnival Corporation will be accounted for as an acquisition of P&O Princess by Carnival. As a result, the transaction costs incurred by P&O Princess, the acquiree, are being written off as incurred. Under U.K. GAAP, P&O Princess had been deferring such costs given the different accounting treatment that would have applied to the previously proposed Royal Caribbean transaction. Accordingly, the fourth quarter of 2002 includes a charge of $117 million, representing advisory and other costs incurred to 31 December 2002 in relation to both the Carnival and Royal Caribbean transactions plus the break fee paid to Royal Caribbean following termination of the merger agreement with them. Remaining costs relating to the Carnival transaction, estimated at $29 million, will be written off as incurred.

Operating profit for the fourth quarter, before transaction costs, was $51.4 million, compared with $31.2 million in the fourth quarter of 2001, an increase of 65%. Interest costs were $18.5 million, up from $13.7 million, due to the higher borrowings after the deliveries of Star Princess and AIDAvita earlier in the year.

Profit before tax and transaction costs was $32.7 million, an increase of 89%. The tax rate remained at 5% (before transaction costs). After deducting tax, minority interests and transaction costs, the loss recorded for the quarter was $85.8 million.

Adjusted earnings per share/ADS for the quarter (see note 9), was 4.5c/$0.18, up from 2.4c/$0.09, an increase of 88%. After transaction costs, the loss per share/ADS was 12.4c/$0.50.

A dividend of 3.0 cents per P&O Princess share in respect of the fourth quarter of the 2002 financial year was declared on 8 January 2003. This dividend will be paid on 14 March 2003 to P&O Princess shareholders on the P&O Princess share register on 21 February 2003. Unless they have elected otherwise, P&O Princess ordinary shareholders will receive their dividend in sterling, converted at an exchange rate on 4 March 2003. Elections to receive dividends in US dollars, or to participate in the dividend re-investment plan, must be made by 28 February 2003. Holders of ADSs will receive their dividend of $0.12 per ADS in U.S. dollars.

Commentary on results for the year

For the year as a whole, passenger cruise days increased by 13% over 2001. Within this, Princess’ passenger cruise days grew by 9% due mainly to the introduction of Star Princess in February 2002 and the inclusion of Golden Princess (delivered in May 2001) for the full year, offset by the transfers during 2002 of Crown Princess to A’ROSA and Ocean Princess to P&O Cruises. Passenger cruise days in Europe and Australia grew by 20% due mainly to the expansion in the German market with the delivery of AIDAvita in May 2002 and the introduction of A’ROSA Blu (formerly Crown Princess) in June 2002. The U.K. and Australian businesses also grew, with most of that growth coming in the fourth quarter as described above.

Net revenue yields, including on board revenue, were 4% lower on a like for like basis than for 2001. This reflects the impact on yields of the disruption to bookings for Princess in the period after the events of 11 September 2001. Underlying unit costs were 8% lower, ahead of our initial targets and in line with our most recent forecast.

Operating profit for the year, before transaction costs, was $415.7 million against $361.3 million in 2001. The interest charge increased to $74.0 million due to the increase in borrowings following the delivery of new ships, offset by lower interest rates. Profit before tax and transaction costs increased by 14% to $342.9 million.

The tax rate for the year was 5% before exceptional transaction costs, in line with the rate originally reported for 2001. As previously reported, the adoption of Financial Reporting Standard No. 19 ‘Deferred Tax’ (FRS19) has resulted in a restatement of the 2001 comparatives which now include an additional one off credit of $96.8 million on entry into tonnage tax (see note 6).

After tax and minority interests, but before transaction costs, profits were $325.8 million. After deducting transaction costs profits were $208.8 million. These figures compare with $286.3 million of profits originally reported for 2001, a figure that was restated to $383.1 million following the adoption of FRS19.

Adjusted earnings per share/ADS (see note 9) were 47.1c/$1.88, compared with 41.3c/$1.65, an increase of 14%. After transaction costs, earnings per share/ADS in 2002 were 30.2c/$1.21.

Outlook

North America

Princess’ bookings in North America have continued to show resilience in a difficult environment. Following our last trading update in October 2002, a good booking pace was maintained through to the end of the year. Since the beginning of 2003, the pace has accelerated into the “wave” period, but the extent of the acceleration has not been as great as normally experienced. We believe this is a reflection of the current geopolitical and economic uncertainties.

With first quarter sailings almost fully booked, the most significant immediate impact of this current booking trend is on second quarter sailings. The early part of the European season has been particularly affected and in the Caribbean and Mexican seven day trades there will be a requirement to generate more close in bookings than would normally be the case for Princess. Looking further forward bookings for third quarter sailings have been less affected with the key Alaska summer trade performing well.

Overall compared with 2002, Princess is in a good position with the proportion of capacity booked ahead of the position a year ago and with average achieved yields significantly ahead.

Europe and Australia

In the United Kingdom, recent bookings for the two established brands, P&O Cruises and Swan Hellenic, have similarly been below our expectations, again probably reflecting the uncertain political and economic environment. Whilst cumulative bookings for these two brands are ahead of the position a year ago the increase is not as much as the increase in capacity. Average achieved yields are in line with the position a year ago, but with more capacity remaining to be sold, some modest dilution in yields is to be expected. Bookings for the new Ocean Village brand were a little behind expectations during November and December, but accelerated strongly in January as we entered what will be the key booking period for this product.

In Germany we are in the process of significantly increasing our capacity, with two AIDA ships and one A’ROSA ship now operating compared with only one AIDA ship a year ago, and the third AIDA ship joining the fleet in April. This expansion, together with the weak German travel market, is putting pressure on yields and occupancy, particularly for the winter. At this stage, the proportion of capacity booked for the AIDA brand for the summer is below the position a year ago particularly for those itineraries which include ports in the eastern Mediterranean. Average achieved pricing is in line with that of a year ago but some dilution in yields is to be expected. For A’ROSA Blu, introduced in June 2002, current bookings indicate that the ship is on track to show year over year improvement.

In Australia, the introduction of the new premium product on Pacific Princess has gone well. The booking position of the new ship, and that for the established Pacific Sky product, is satisfactory.

Group yields

Across the group as a whole, virtually all of the available capacity for the first quarter of 2003 is booked. Compared with the first quarter of 2002, we are on track to achieve an increase in like for like yields of 1-2%. This is expected to consist of a significant increase in Princess’ yields, reflecting the recovery from 11 September, offset by lower yields in the UK and Germany because of the expansion in these two markets in a seasonally weak part of the year. Based on current exchange rates, there is expected to be a favourable exchange rate movement which will take first quarter yield increase to 6-7% on an absolute basis.

Further out, current booking trends indicate that the second quarter may not show yield recovery in the same way as the first quarter. The UK and Germany are likely to continue to experience lower yields and current booking trends indicate that the extent of Princess’ yield recovery will not be as great as in the first quarter.

Whilst it is early to draw any conclusions for the yield outturn in the third quarter, Princess is well positioned and this is seasonally a stronger period in the UK and Germany which should make it easier to absorb the capacity increases in these markets.

Clearly, the outturn for the year as a whole is dependent on how the current economic and political uncertainties develop. If exchange rates remain unchanged, the absolute yield performance will be ahead of the like for like movement.

Costs

On the cost side, further reductions in underlying unit costs are achievable, albeit not at the pace recorded for 2001 and 2002. The introduction of the new Pacific and Tahitian Princesses, which are smaller, less efficient ships, will put some upward pressure on operating costs, although this is offset by the very low capital costs of these ships. In addition, the cost benefits from introducing the 2,670-berth Diamond Princess will now not be realised in 2003 following the delay in delivery of that ship. Notwithstanding these factors, we are targeting underlying unit cost reductions in 2003 of 1-2%, before taking into account the expected synergies from the merger with Carnival. This targeted movement in underlying unit costs excludes the effects of changes in the price of fuel and exchange rates.

Average fuel prices are currently around 25% higher than the average price we paid in 2002. If this were to continue for the whole of 2003, fuel costs would be around $30m higher than they would have been if the price was unchanged year over year. In addition to any such fuel price impact, exchange rates remaining at current levels would result in reported costs being higher than those implied by the underlying unit cost movement.

Ship deliveries

As previously reported, the delivery of Diamond Princess, which had been scheduled for May 2003, has been delayed to 2004 following the fire on this ship whilst under construction in Nagasaki, Japan. In addition, as announced by Princess yesterday, the introduction of Island Princess, being built in France and scheduled to commence service in May 2003, will be delayed by eight weeks. The revised capacity projections for 2003, reflecting these changes, are shown on page 19 of this release. As a result of the delay in delivery of these two ships, we expect to receive, net of direct costs, around $75m in liquidated damages and insurance recoveries relating to lost trading in 2003, most of which is in respect of Diamond Princess. Smaller, additional amounts are expected to be received in relation to lost trading for Diamond Princess in early 2004.

Proposed combination with Carnival

As previously announced, draft shareholder documentation relating to the proposed dual listed company combination with Carnival has been filed for review by the Securities and Exchange Commission in the US and by the UK Listing Authority. There is no fixed timetable for this review process, but it is expected to be completed by late February or early March. On this basis, shareholder meetings to approve the combination would be held in late March or early April, with completion occurring shortly after these meetings.

Also as previously announced, an additional filing regarding the proposed combination was made with the European competition regulators on 8 January. A ruling with respect to this filing is anticipated shortly.

The management teams of the two companies have commenced planning for the integration and good progress is being made.

SUMMARISED GROUP BALANCE SHEET

	As at	As at
	31 December	31 December
	2002	2001

		(restated
		note 6)
	(Audited)	(Audited)

US$ million
Goodwill	127.1	112.9
Ships	4,472.6	3,530.4
Ships under construction (note 8)	907.4	508.0
Properties and other fixed assets	249.4	248.0
Investments	16.3	19.0
Stocks	87.4	74.3
Debtors	309.4	256.7

	6,169.6	4,749.3
Net borrowings (note 3)	(2,471.9)	(1,436.4)
Other creditors and provisions (note 4)	(883.7)	(683.3)
Equity minority interests	(0.2)	(0.2)

Net assets	2,813.8	2,629.4

Equity shareholders’ funds	2,813.8	2,629.4

Debt/capital ratio	47%	35%
Net operating assets	4,335.3	3,501.0

SUMMARISED GROUP CASH FLOW STATEMENT

	Three months to 31 December		Year to 31 December

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Audited)	(Audited)

US$ million
Net cash inflow from operating activities	22.5	65.3	576.1	507.0
Returns on investments and servicing of finance	(32.6)	(28.6)	(104.0)	(80.5)
Taxation	(7.3)	(32.1)	6.4	(171.0)
Capital expenditure and financial investment:
Purchase of ships	(379.3)	(46.4)	(1,124.1)	(579.3)
Purchase of other fixed assets	(7.3)	(8.8)	(32.4)	(53.5)
Disposal of ships	—	—	—	46.6

Net cash outflow for capital expenditure and financial investment	(386.6)	(55.2)	(1,156.5)	(586.2)

Purchase of subsidiaries and disposal of long term investments	—	(6.3)	3.1	(6.3)
Equity dividends paid	(21.6)	(21.1)	(85.0)	(145.5)

Net cash outflow before financing	(425.6)	(78.0)	(759.9)	(482.5)
Net cash inflow from financing	388.0	66.1	815.3	333.1

(Decrease)/increase in cash in the period	(37.6)	(11.9)	55.4	(149.4)

Movement in net borrowings:
Net cash outflow before financing	(425.6)	(78.0)	(759.9)	(482.5)
Issues of stock	1.6	—	3.9	0.2
Inception of ship leases	(129.9)	—	(129.9)	—
Amortization of bond issue costs	(0.5)	(0.5)	(1.9)	(1.7)
Exchange movements in borrowings	(43.7)	22.0	(147.7)	14.6

Increase in net borrowings	(598.1)	(56.5)	(1,035.5)	(469.4)

Note
 The prior year adjustment has no impact on the cash flow as previously reported for the periods to 31 December 2002 and 31 December 2001.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Year to	Year to
	31 December	31 December

	2002	2001

	(Audited)	(Audited)
		(restated
		note 6)
US$ million
Profit for the financial year	208.8	383.1
Exchange movements	44.2	(26.2)

Total recognised gains and losses	253.0	356.9
Dividends	(83.2)	(83.2)
New shares issued	3.9	0.2
Shares to be issued	10.7	—

Net increase to shareholders’ funds	184.4	273.9
Shareholders’ funds at beginning of period (originally $2,463.6m at 1 January 2001 before deducting prior year adjustment of $108.1m)	2,629.4	2,355.5

Shareholders’ funds at end of year	2,813.8	2,629.4

NOTES

1.  Segmental analysis

			Total operating profit
	Turnover		(pre transaction costs)
	Year to 31 December		Year to 31 December

	2002	2001	2002	2001

		(Audited)		(Audited)

US$ million
North America	1,698.8	1,754.9	292.5	254.1
Europe and Australia	828.0	696.1	123.2	107.3

	2,526.8	2,451.0	415.7	361.4

	Net operating assets
	excluding goodwill and		Return on average net
	ships under construction		operating assets
	As at 31 December		Year to 31 December

	2002	2001	2002	2001

		(Audited)		(Audited)

US$ million
North America	2,606.6	2,599.0	11.0%	10.6%
Europe and Australia	1,728.7	902.0	9.6%	12.3%

	4,335.3	3,501.0	10.5%	11.0%

Return on net operating assets represents total operating profit before goodwill amortisation and transaction costs divided by average net operating assets excluding goodwill and ships under construction.

2.  Net interest and similar items comprise:

	Three months		Twelve months
	to 31 December		to 31 December

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Audited)	(Audited)

US$ million
Interest payable	(29.1)	(26.7)	(111.1)	(98.9)
Interest receivable	2.1	3.2	6.1	7.7

	(27.0)	(23.5)	(105.0)	(91.2)
Less capitalised interest	8.5	9.8	31.0	33.2

Net interest	(18.5)	(13.7)	(74.0)	(58.0)

3.  Net borrowings comprise:

	At 31 December	At 31 December
	2002	2001

	(Audited)	(Audited)

US$ million
Short term borrowings and overdrafts	120.3	175.1
Long term bank loans, issued loan notes and bonds	2,513.7	1,381.7

	2,634.0	1,556.8
Less: Cash	(162.1)	(120.4)

Net borrowings	2,471.9	1,436.4

4.	Other creditors and provisions less than one year of $866.9 m at 31 December 2002 (2001: $650.2m) includes Advance Passage Money of $467.2.m, ($337.1m at 31 December 2001). Other creditors and provisions greater than 1 year of $16.8m (2001: $ 33.1m) includes provision for deferred taxes of $11.8m (2001: $11.3m).

5.	The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2001 and 31 December 2002. Statutory accounts for 2001 have been delivered to the registrar of companies, whereas those for 2002 will be delivered in due course. The auditors have reported on those accounts; their reports did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

6.	Prior Year Adjustment on implementation of FRS19

The Accounting Standards Board issued Financial Reporting Standard No. 19 ‘Deferred Tax’ (FRS19) in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognized to the extent that it is regarded as more likely than not that they will be recovered. P&O Princess Cruises has adopted the standard as of 1 January 2002 resulting in the restatement of comparative data from partial provisioning for deferred tax to the full provision basis.

As a result of the implementation of FRS19, the balance sheet as at 31 December 2000 was restated to reflect full provision for deferred tax, an increase in deferred tax liabilities of $108.1 million. The tax credit for 2001 has been increased by $96.8 million to reflect the elimination of the majority of future potential tax liabilities, upon P&O Princess Cruises’ election to enter the U.K. tonnage tax regime. This is consistent with the elimination of the partially provided deferred tax in the 2001 audited financial statements. The net effect on net assets and shareholders’ funds as at 31 December 2001 as a result of implementing FRS 19 is a reduction of $11.3 million.

7.	As at 31 December 2002, the Group had future capital commitments in respect of its five ocean cruise ships and two river boats on order at that date of $1,790 million. These vessels are scheduled to enter service in 2003 and 2004. Of the total commitment as at December 31, 2002, it is expected that $610 million will be incurred in 2003 and $1,180 million in 2004.

8.	Included within ships under construction at 31 December 2002 is the delivery payment relating to the Coral Princess which was delivered in December 2002 but did not enter operational service until January 2003.

9.  Reconciliation of adjusted profits and earnings per share

	3 months to	3 months to	12 months to	12 months to
	31 December	31 December	31 December	31 December
	2002	2001	2002	2001

				(restated note 6)
US$ million	$ m	$ m	$ m	$ m
(a) Operating profit	(65.6)	31.2	298.7	361.3
Add back exceptional transaction costs	117.0	—	117.0	—

Adjusted operating profit	51.4	31.2	415.7	361.3

(b) Pre-tax (loss)/ profit	(84.3)	17.3	225.9	301.5
Add back exceptional transaction costs	117.0	—	117.0	—

Adjusted pre-tax profit	32.7	17.3	342.9	301.5

(c) (Loss)/profit for the period	(85.8)	16.3	208.8	383.1
Add back exceptional transaction costs	117.0	—	117.0	—
Deduct exceptional tax credit	—	—	—	(97.5)

Adjusted profit for the period	31.2	16.3	325.8	285.6

(d) Basic (loss)/earnings per share	(12.4)c	2.4c	30.2c	55.4c
Diluted (loss)/earnings per share	(12.4)c	2.3c	30.0c	55.1c
Adjusted earnings per share	4.5c	2.4c	47.1c	41.3c
Adjusted diluted earnings per share	4.5c	2.3c	46.8c	41.1c
Weighted average number of shares
Basic (millions)	692.7	691.5	692.4	691.5
Diluted (millions)	696.8	692.1	695.6	694.8

Adjusted earnings per share reflects the elimination of exceptional transaction costs of $117m in 2002 and exceptional net tax credits of $97.5m in 2001 comprising release of deferred tax including the effects of FRS19 and tax charges arising from internal corporate restructuring.

US GAAP RECONCILIATION

Adjustments To Profit Attributable To Ordinary Shareholders	2002	2001

		Restated
		(Note 6)
	U.S.$m	U.S.$m
Profit attributable to ordinary shareholders in accordance with U.K. GAAP	208.8	383.1
U.S. GAAP adjustments Depreciation	0.4	0.4
Goodwill and contingent consideration	4.3	1.2
Marketing and promotion costs	(3.2)	5.2
Relocation costs	(2.0)	2.0
Employee share incentives	1.8	(5.1)
Pensions	(3.0)	(14.2)
Derivative instruments and hedging activities	(3.3)	4.0
Tax effect of U.S. GAAP adjustments	—	(3.9)
Taxes	(2.8)	73.4
Transaction costs	11.9	(11.9)
Profit attributable to ordinary shareholders in accordance	—	—
with U.S. GAAP before cumulative effect of accounting policy change	212.9	434.2

Cumulative effect of U.S. GAAP accounting policy change in respect of derivative instruments and hedging activities	—	(9.0)

Profit attributable to ordinary shareholders in accordance with U.S. GAAP	212.9	425.2

Further details on these U.S. GAAP adjustments will be set out in the Group’s financial statements.

CAPACITY AND DEPLOYMENT

The actual passenger cruise days for 2001 and 2002 and the estimated passenger cruise days for 2003 to 2005 are shown below. This information takes account of the group’s newbuild programme, ship transfers and announced ship withdrawals, and includes both ocean and river cruise vessels.

Passenger cruise
days (millions)	Q1	Q2	Q3	Q4	Total

2002
North America	1.70	1.75	1.74	1.58	6.77
UK	0.56	0.55	0.57	0.64	2.32
Germany	0.13	0.21	0.40	0.37	1.11
Australia	0.11	0.11	0.11	0.14	0.47

Total	2.50	2.62	2.82	2.73	10.67

2003
North America	1.73	1.63	1.80	1.77	6.93
UK	0.67	0.76	0.92	0.92	3.27
Germany	0.37	0.51	0.54	0.51	1.93
Australia	0.15	0.13	0.11	0.14	0.53

Total	2.92	3.03	3.37	3.34	12.66

Passenger cruise
days (millions)	2001	2002	2003	2004	2005

North America	6.20	6.77	6.93	8.91	9.55
UK	2.23	2.32	3.27	3.63	3.60
Germany	0.59	1.11	1.93	2.40	2.64
Australia	0.44	0.47	0.53	0.55	0.55

Total	9.46	10.67	12.66	15.49	16.34

The actual capacity deployment in 2002 and the planned capacity deployment in 2003 within North America is as follows:

Passenger cruise
days (millions)	Q1	Q2	Q3	Q4	Total

2002 America
Alaska	—	0.58	1.00	—	1.58
Caribbean	0.83	0.40	0.24	0.66	2.13
Europe	—	0.20	0.29	0.01	0.50
Mexico	0.23	0.17	0.05	0.42	0.87
Panama Canal	0.32	0.23	—	0.15	0.70
Exotics and others	0.32	0.17	0.16	0.34	0.99

Total North America	1.70	1.75	1.74	1.58	6.77

2003 America
Alaska	—	0.43	0.86	—	1.29
Caribbean	0.80	0.17	—	0.76	1.73
Europe	—	0.49	0.66	0.07	1.22
Mexico	0.30	0.17	0.01	—	0.48
Panama Canal	0.26	0.08	0.07	0.40	0.81
Exotics and others	0.37	0.29	0.20	0.54	1.40

Total North America	1.73	1.63	1.80	1.77	6.93